EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratios of earnings to fixed charges for each of the periods indicated. All dollar amounts are reported in thousands.

	2012	2011	2010	2009	2008
Net Income (loss)(1)	$(86,486)	$19,765	$(276,810)	$(8,645)	$7,418
Fixed Charges:
Total Fixed Charges(2)	7,266	9,261	13,096	12,127	12,256

Total	7,266	9,261	13,096	12,127	12,256

Earnings (loss)	$(79,220)	$29,026	$(263,714)	$3,482	$19,674

Ratio of earnings (loss) to fixed charges(3)	—	3.13x	—	—	1.61x

(1)	Net income is the equivalent of income from continuing operations, as CEP has no discontinued operations, minus income from equity affiliates that exceeded dividends from affiliates.
(2)	Fixed charges equal the sum of the following: interest expensed and capitalized; amortized premiums, discounts, and capitalized expenses related to indebtedness; and a reasonable approximation of the interest within rent expense.
(3)	Earnings were inadequate to cover fixed charges in certain periods. The coverage deficiency totaled approximately $86 million, $277.0 million, and $9 million, for the fiscal years ended December 31, 2012, 2010, and 2009, respectively.